 Exhibit 12

Transactions in the Securities of the Issuer During the Past Sixty Days

Transactions in the securities of the Issuer during the past sixty days other than the transaction occurring on September 3, 2026 (the “New Transaction”) were disclosed in Exhibits 3, 5, 6, 8, 9 and 10 of the Original Schedule 13D.

The New Transaction is set forth below:

Entity	Trade Date	Transaction Type	Number of Shares of Common Stock	Price
3i, LP	09-03-2026	Purchase	3,004	$ 2.8808